Exhibit 99.3

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)
(Expressed in Canadian Dollars)
(Unaudited)

Index

Consolidated Balance Sheets	F–2

Consolidated Statements of Loss and Deficit	F–3

Consolidated Statements of Cash Flows	F–4

Consolidated Notes to the Financial Statements	F–5 to F–13

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems Inc)
Consolidated Balance Sheets
As at May 31, 2003

	Three Months to	Year end to
	May 31,	February 28,
	2003	2003
	$	$
	(unaudited)	(audited)
Assets
Current Assets
Cash	0	8,634
Security Deposit	2,500	2,500
Accounts receivable	2,735 .	1,741
	–

Total Current Assets	3,289	3,789
Investments	80,000	80,000
Property, Plant and Equipment [Note 3]	16908	0

Natural Resource Properties [Note 4]	2	2

Total Assets	102,145	92,877

Liabilities
Current Liabilities
Bank indebtedness	80
Accounts payable	554,897	555,055
Accrued liabilities
Due to related parties [Note 5[a]]	92,101	52,056
	–

Total Current Liabilities	647,078	607,111

Stockholders’ Deficit
Common Stock [Note 7]
100,000,000 common shares, authorized without par value;
34,487,843,17,992,549,22,295,567, issued respectively	6,586,162	6,586,162
Share subscriptions	67,500	67,500
Donated Capital	205,500	205,500
Additional Paid In Capital [Note 7[d]]	71,357	71,357
Dividend	213,800

	6,930,519	6,930,519
Deficit	(7,261,652)	(7,444,753)

	(544,933))	(514,234))

Total Liabilities and Stockholders’ Deficit	102,145	92,877

Contingencies [Note 1]
Subsequent Events (Note 11)

Approved by the Board:

/s/ John G. Robertson	/s/ Jennifer Lorette

John G. Robertson, Director	Jennifer Lorette, Director

Linux Gold Corp.
(formerly LinuxWizardry Systems Inc.)
Consolidated Statements of Loss and Deficit
For the Three Months Ended May 31, 2003
(Expressed in Canadian Dollars)
(Prepared by Management)
(Unaudited)

	For the three
	Months to May 31
	2003	2002
Sales
Cost of goods sold
Gross Margin
Professional services

Expenses
General and Administrative
Amortization of capital assets
Amortization of discount on convertible debentures (7)
Consulting and subcontract	10,267
	4,277	35
Annualize
Foreign exchange
Interest on convertible debentures(6)
Investor relations
Interest and bank charges	319
Management and directors fees(5(b))	7,500	10,500
Office, rent and telephone	5,363	1766
Professional fees	2,991
Salaries and benefits
Travel and promotion		0
Less interest income	(17)	(38)

	(30,700)	12,263

Research and Development(11)
Equipment Rental
Accounting and legal
Office, rent, travel and recruiting
Programmers

Selling and Marketing
Advertising and trade shows
Salary and marketing
Travel

Net Loss for the Period	(30,700)	(12,263)

CONSOLIDATED STATEMENT OF DEFICIT
Net Loss For The Period	30,700	12,263
Deficit Beginning of Period	7,444,752	7,080,932
Deficit End of Period	7,475,452	7,093,195
Loss Per Share		-0.03

Linux Gold Corp.
(formerly Linux Wizardry Systems Inc.)
Consolidated Statements of Cash Flows
For the Three Months Ended May 31, 2003
(Expressed in Canadian Dollars)
( Prepared by Management)
(Unaudited)

	For the three
	Months to May.31
	2003	2002
Operating Activities
Net Loss for the period	(30,700)	(12,263)

Interest on convertible debentures paid with shares
Imputed interest non int. bearing loan
Financial consulting services paid with shares
Investor relations services aid with shares
Annualized lease costs
Rent and prepaid rent expense paid with shares
Finders fee
Amortization of capital assets
Amortization of discount on convertible debentures
Change in non-cash working capital items	(1,151)

Cash to Operations	(31,851)	(12,263)

Financing Activities
Advances from(repayment to) related parties	40,045	11,535

Convertible debentures issued
Cash From Financing Activities	40,045	11,535

Investing Activities
Convertible Debentures
Increase in Capital assets	(16,908)
Cash to Investing Activities

Increase (Decrease) in Cash During the Period	(8,714)	(728)
Cash Beginning of Period	8,634	2,980

Cash End of Period	(80)	2,252

Linux Gold Corp.
(formerly LinuxWizardry Systems Inc.)

Notes to the Consolidation Financial Statements
For the three Months ended May 31, 2003

1.

Nature of Operations and Continuance of Business

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXWF”.

On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company restricted pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. Through the experience, knowledge and in-process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. developed Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. had developed various prototypes and had preliminary sales of $52,113. Operating advances of US$1,929,000 had been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to June 30, 2001. On June 30, 2001, the business operations of LinuxWizardry, Inc. were discontinued due to strong competition, insufficient sales and lack of funds.

On February 20, 2003 the shareholders approved a change of name to Linux Gold Corp. The Company now plans to conduct mineral exploration in Northern British Columbia and Alaska.

The Company is currently in the development stage and equity financing is required to continue development and commercial exploitation of the software and hardware. As a result of the uncertainty that is typical in a development stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company’s ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

See Note 9 for proceeds of $ 67,500 pursuant to issuance of shares and warrants

2.	Significant Accounting Policies

(a)

Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

	(b)	Consolidation These financial statements include the accounts of the Company and its wholly owned US subsidiary, LinuxWizardry, Inc.

(c)

Natural Resource Properties

The Company confines its exploration activities to areas from which gold has previously been produced or to properties, which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off.

Exploration and development expenditures are expensed as incurred.

Linux Gold Corp.
(formerly LinuxWizardry Systems Inc.)

Notes to the Consolidation Financial Statements
For the three Months ended May 31, 2003

2.	Significant Accounting Policies (continued)

(c)

Natural Resource Properties (continued)

The Company has adopted the Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". On an ongoing basis, the Company evaluates each property based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate, determines whether any of the properties may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows on a discounted rate commensurate with the risk involved.

The amounts shown for claims and options for mineral properties which have not yet commenced commercial production represent costs incurred to date, and are not intended to reflect present or future values.

Amortization of claims and options relating to properties in production is provided during periods of production using the units-of-production method based on an estimated economic life of the ore reserves.

(d)

Translation of Foreign Subsidiary Balances and Transactions

The Company’s subsidiary’s functional currency is the US dollar as equity funds raised by the Company and advanced to its US subsidiary are in US dollars and expenses are paid in US dollars.

Assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange. Revenues and expenses, gains and losses, are translated at appropriate transaction date rates using a weighted average rate. Gains and losses on translation are included in operations.

(e)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(f)

Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

Year to February 28, 2003	43,478,000
Year to February 28, 2002	26,530,000

Loss per share does not include the effect of the potential conversions of stock options, as their effect would be anti-dilutive.

Linux Gold Corp.
(formerly LinuxWizardry Systems Inc.)

Notes to the Consolidation Financial Statements
For the three Months ended May 31, 2003

2.	Significant Accounting Policies (continued)

(g)

Accounting for Stock Based Compensation

The Company uses the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") in accounting for its stock based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock. See Note 6.

	(h)	Cash and Cash Equivalents The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	(i)	Property, Plant and Equipment Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of two years.

(j)

Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years which is the life of the detachable warrants issued with the convertible debentures.

	(k)	Marketable Securities Marketable securities are recoded at cost and written down to market value if market value declines below cost other than temporarily

(l)

Long-lived Assets

The cost to acquire long-lived assets is initially capitalized. The carrying value of long-lived assets is evaluated in each reporting period to determine if there were events or circumstances that would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company’s ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgement. Where an impairment loss has been determined, the carrying amount is written-down to fair market value. Fair market value is determined as the amount at which the asset could be sold in a current transaction between willing parties.

3.	Property, Plant and Equipment

			2002	2002
			Net	Net
		Accumulated	Carrying	Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Computer and office equipment	18,831	18,831	0	7,449

Property	16,907		16,907

Linux Gold Corp.
(formerly LinuxWizardry Systems Inc.)

Notes to the Consolidation Financial Statements
For the three Months ended May 31, 2003

4.	Natural Resource Properties

(a)

Mineral Property (see Note 11)

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

The Company has billed, but not recorded, $54,510 to its 50% partner in the Fish Creek Claims for exploration work to date. This amount, when received, will be treated as other income. The Company has written down its interest to a nominal $1.

On December 19, 2002 the Company received regulatory acceptance of the joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp (a related company) issued 200,000 common shares to the Company at a fair value of $ 80,000 and will give the Company a 5% royalty interest until US $2,000,000 has been received from the royalty payments. The Company will have the option to convert its 5% net royalty interest into a 25% working interest after Teryl Resources Corp, expends US$ 500,000 on the 30 Fish Creek Claims. Teryl resources Corp. also agrees to expend US $500,000 over a three year period.

(b)

Petroleum Property

The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. This oil and gas well has been capped and therefore is no longer in production. The Company has written down its interest to a nominal $1.

5.	Accounts Payable Included in accounts payable is US $315,145 owing by the US subsidiary which discontinued operations on June 30, 2001.

6.	Related Party Balances/Transactions

(a)

Balances

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $90,500,(2002 - $115,000) was charged to operations and treated as donated capital. Unless otherwise indicated the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	February 28,			May 31,
	2003	Repayments	Advances	2003
	$	$	$	$
394754 B.C. Ltd.	(1,5817)			(1,581)
Access Information Services, Inc.	10,812		1,125	11,937
IAS Communications Inc.	(3,151)		–	(3,151)
Imaging Technologies Inc.	(4,587	–	–	(4,587)
Information Highway.com, Inc.	900	–		900
JGR Petroleum, Inc.	10,425	–	9,373	19,798
John Robertson, President and CEO	29,630		7,500	37,130
Rainbow Network	(3,245)		15,012	11,767)
Reg Technologies Inc.	3,285			3,285
REGI U.S., Inc.	(38)	–	–	(38)
SMR Investments Ltd.	3,285		6,925	10,750
Teryl Resources Corp.	4,017		110	4,127
Pavlik Travel	1,762			1,762

	52,056		40,045	92,101

Linux Gold Corp.
(formerly LinuxWizardry Systems Inc.)

Notes to the Consolidation Financial Statements
For the three Months ended May 31, 2003

	(b)	Transactions

(i) Pursuant to a management services agreement, the Company paid management fees of $30,000 (2002 - $30,000) and rent of $6,000 (2002 - $6,000) to a company controlled by the President of the Company.

(ii) The Company paid a director’s fee of $12,000 (2002 - $12,000) to the President of the Company.

All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

7.

Convertible Debentures

The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2001 the Company drew down US$800,000 in two tranches ((a) and (b) below) and during fiscal 2002 the Company drew down US$80,000 ((c)below).

(a)
US$550,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of: (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$479,500 after paying fees of US$80,500. The Company also issued 110,000 warrants expiring October 18, 2005. 55,000 of these warrants are exercisable into 55,000 common shares at US$1.08 per share and 55,000 warrants are exercisable into 55,000 common shares at US$1.17 per share. During fiscal 2001 the Company converted debentures having a face value of US$530,000 into 4,202,595 shares at an average conversion price of US$0.083. During fiscal 2002 debentures, having a face value of US$20,000, were converted into 465,116 shares at an average conversion price of US$0.042.

(b)
US$250,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$225,000 after paying fees of US$25,000. The Company also issued 50,000 warrants expiring October 18, 2005. 25,000 of the warrants are exercisable into 25,000 common shares at a price of US$0.20 per share and 25,000 of these warrants are exercisable into 25,000 common shares at US$0.22 per share. During fiscal 2002 these convertible debentures were converted into 7,184,975 shares at an average conversion price of $0.035.

(c)
US$80,000 Convertible Debentures with interest at 6% per annum, the principle and interest may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) trading days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date is July 6, 2002. The Company paid fees of US$16,000. The Company also issued 16,000 warrants. These debentures were converted into 7,705,846 shares at an average conversion price of US$0.01 per share.

	(d)	The Company also issued 189,046 shares during fiscal 2002 to settle accrued interest on the Convertible Debentures.

Linux Gold Corp.
(formerly LinuxWizardry Systems Inc.)

Notes to the Consolidation Financial Statements
For the three Months ended May 31, 2003

8.	Common Stock

		No. of	Value
		Shares	$
	Issued at February 29, 2000	12,909,114	2,767,512
	Issued during the year for:
	Cash pursuant to a private placement	600,000	652,995
	Cash pursuant to stock options exercised	43,750	49,935
	Financial consulting services	30,000	51,406
	Cash pursuant to warrants exercised	207,000	315,013
	Conversion of convertible debentures and accrued interest	4,202,595	817,721

	Issued at February 28, 2001	17,992,459	4,654,582
	Issued during the year for:
	Conversion of convertible debentures and accrued interest	15,544,983	547,855
	Settlement of debt	950,404	180,147

	Issued and outstanding as at February 28, 2002	34,487,846	5,382,584

	Issued during the year for:
	Settlement of debt (note 7a)	19,295,567	964,778
	Purchase of License (Note 7b)	3,000,000	238,800

	Issued and outstanding as at February 28, 2003	56,983,413	6,586,162

(a)
On November 12, 2002 the Company issued 19,295,5667 common shares in exchange for the extinguishment of US$578,8667 in debt (US$0.03 per share). The market value of the shares on the date of exchange was $964,778.

(b)
On November 28 2002 the Company issued 3,000,000 common shares in exchange for a licence for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. Mailprotek.com will retain 25% of all revenue and pay 75% to the Company. The consideration of 3,000,000 common shares will be issued to Mailprotek.com’s subsidiary Imaging Technologies, Inc. and the market value of the shares was $ 238,800. This amount was originally recorded as an intangible asset. The Licence was written-off to operations due to the lack of historical cash flow to the Licence and lack of market to resell the Licence

Stock options

	(i)	The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

Linux Gold Corp.
(formerly LinuxWizardry Systems Inc.)

Notes to the Consolidation Financial Statements
For the three Months ended May 31, 2003
(Expressed in Canadian Dollars)

(ii)	The weighted average number of shares under option and option price for the year ended February 28, 2003 is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining Life
	Under Option	Option	of Options
	#	Price US$	(Months)
Beginning of year	1,140,000	.10*	49
Granted	2,525,000.09
Exercised	–	–
Cancelled	(465,000)	.10
Lapsed	–	–

February 28, 2002	3,200,000.10		46

Granted	1,350,000.10

Exercised	-

Cancelled	(1,175,000)	(.13)

Lapsed	--

February 28, 2003	3,200,000.10		40

* effective June 29, 2001 the exercise price with respect to all options was reduced to US$.10 per share.

(iii)

The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company’s shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee’s purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2000: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share for fiscal 2002 and 2001 would have been as follows:

		Year ended	Year Ended
		February 28,	February
		2003	2002
		$	$
	Net loss
	As reported	(363,820)	(786,709)
	Pro forma	(636,945)	(869,918))
	Basic net loss per share
	As reported	(.01)	(.03)
	Pro forma	(.01)	(.03)

(d)	Additional paid in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures.

Linux Gold Corp.
(formerly LinuxWizardry Systems Inc.)

Notes to the Consolidation Financial Statements
For the three Months ended May 31, 2003
(Expressed in Canadian Dollars)

	February 28,	February 28,
	2003	2002
	$	$
Market value of warrants (Note 6)	150,750	150,750
Discount on convertible debentures accreted to operations
over the life of the warrants being five years to October 18,
2005	(79,393)	(109,543)

Net carrying value	71,357	41,207

9.	Subsequent events Subsequent to February 2003 the Company has:

(a)
issued 675,000 units at $ 0.10 per unit for proceeds of $ 67.500. Each unit consists of one share and one warrant. Each warrant can be exercised at $ 0.12 per share in the first year and at $ 0.15 per share in the second year

	(b)	acquired TY area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

1)
The Company will pay $ 30,000 Cdn as follows: $5,000 upon execution of the Purchase Agreement, $ 5,000 on or before June 1, 2003; $ 10,000 upon completion of Phase I, no later than December 1, 2003 and $ 10,000 upon completion of Phase II, no later than December 1, 2004.

		2)	The Company will issue 150,000 shares as follows: $100,000 upon signing the agreement and regulatory approval and 50,000 shares upon completion of Phase III, no later that December 1, 2005.

		3)	The vendor will retain 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $ 1,000,000 for each 1% prior to commercial production, in shares or in cash.

	(c)	Acquired ORO (20 Units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

		1)	The Company will pay $ 10,000 as follows: $ 5,000 upon execution of the Purchase Agreement and $ 5,000 on or before May 9, 2003.

2)
The Company will issue 100,000 shares as follows: 25,000 upon signing the agreements and regulatory approval; 25,000 shares upon completion of Phase I, no later that July 11, 2003; 25,000 upon completion of Phase II, no later that June 30, 2004

		3)	The vendor will retain 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $ 1,000,000 for each 1% prior to commercial production, in shares or in cash

Linux Gold Corp.
(formerly LinuxWizardry Systems Inc.)

Notes to the Consolidation Financial Statements
For the three Months ended May 31, 2003

10.
Losses and Deductions for Tax Purposes

The Company has Canadian income tax losses of approximately $2,240,000 which are available to reduce taxable income of future years. The losses expire as follows:

		$		$		$
	2003	118,000	2006	113,000	2008	1,212,000
	2004	114,000	2007	164,000	2009	420,000
	2005	99,000

The Company has US tax losses of US$94,000, US$1,243,000 and US$366,000 expiring in 2015, 2016 and 2017 respectively.

The Company has Canadian capital losses of approximately $207,000 which are available to reduce future years capital gains. The losses have no expiry.

The Company has Canadian exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $360,000 can be claimed at rates varying from 30% to 100%, and have no expiry dates.

The potential benefits of the income tax losses and timing differences arising from the exploration and development expenditures have not been recognized in the accounts.

The Company has Canadian foreign income deductions available to reduce foreign resource profits. These deductions, totalling some $384,000 can be claimed against resource profits or 10% against taxable income, whichever is greater.

11.

Financial Instruments

Financial instruments included in the balance sheet are comprised of cash, accounts receivable, accounts payable, accrued liabilities and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

12.	Discontinued Operations The Company discontinued the business operations of its wholly owned US subsidiary, Linux Wizardry, Inc. on June 30, 2001. LinuxWizardry, Inc. has no assets remaining.

		Period From
	January 10,	March 1,
	2000	2001	Year Ended
	to June 30,	to June 30,	February 28,
	2001	2001	2001
	$	$	$
Revenue	167,231	20,802	146,429
Expenses	2,641,724	387,250	2,118,289

Net loss	(2,474,493)	(366,448)	(1,971,860)